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EX-99.(A)(12)
Press Release issued by the Company on April 13, 2000.

        SOLUTION 6 HOLDINGS LIMITED ANNOUNCES EXTENSION OF TENDER OFFER
                 FOR ELITE INFORMATION GROUP INC. COMMON STOCK


NEW YORK--(BUSINESS WIRE)--April 13, 2000 -- Solution 6 Holdings Limited (ASX:SOH) today announced the extension of the expiration date of the previously announced $11.00 per share cash tender offer by Solution 6 Holdings Limited's subsidiary, EIG Acquisition Corp. ("EIG"), for all outstanding shares of Elite Information Group, Inc. (Nasdaq: ELTE). As extended, the offer will expire at 5:00 p.m. New York City time, on Friday, April 28, 2000.

The expiration date is being extended to provide the Federal Trade Commission (the "FTC") time to complete its review of the proposed merger. Solution 6 has responded to the information request issued by the FTC and anticipates that the FTC will complete its review by the end of April.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of Elite's common stock outstanding on a fully diluted basis and the expiration of any applicable waiting period under the Hart-Scott-Rodino Act.

Solution 6 Holdings Limited also announced that it has been informed by Citibank, N.A., the depositary for the tender offer, that as of 12:00 p.m. on Thursday, April 13, 2000 5,408,774 shares of common stock had been tendered and not withdrawn pursuant to the tender offer. This constitutes approximately 59.3% of Elite's outstanding shares on a fully diluted basis as of commencement of the tender offer. This amount excludes an additional 2,001,588 (comprised of 1,683,922 shares and 317,666 options) or approximately 22% of the outstanding shares of Elite on a fully diluted basis that EIG can cause certain stockholders to tender pursuant to a stockholders agreement.